                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )(1)

                              SPORTING MAGIC, INC.
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   84916X 20 3
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

------------------
      1     The  remainder  of this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 84916X 20 3                   13D        Page 2 of 11 pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                William B. Hensley
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                            PF
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                            United States of America
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES
  BENEFICIALLY   7          SOLE VOTING POWER
    OWNED BY
     EACH
   REPORTING
  PERSON WITH                           3,000,000
--------------------------------------------------------------------------------
                 8          SHARED VOTING POWER

                                        0
--------------------------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER

                                        3,000,000
--------------------------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
     11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                                   3,000,000
--------------------------------------------------------------------------------
     12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
     13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   31.6%
--------------------------------------------------------------------------------
     14                TYPE OF REPORTING PERSON*

                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 84916X 20 3                   13D        Page 3 of 11 pages
----------------------------------                ------------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             The William B. III and Cindy S. Hensley Living Trust
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                          Indiana
--------------------------------------------------------------------------------
 NUMBER OF
  SHARES
BENEFICIALLY     7                SOLE VOTING POWER
 OWNED BY
   EACH
 REPORTING
PERSON WITH                                   1,500,000
--------------------------------------------------------------------------------
                 8                SHARED VOTING POWER

                                              0
--------------------------------------------------------------------------------
                 9                SOLE DISPOSITIVE POWER

                                              1,500,000
--------------------------------------------------------------------------------
                 10               SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,500,000
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         15.8%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                         OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------                ------------------------------
CUSIP No. 84916X 20 3                   13D        Page 4 of 11 pages
----------------------------------                ------------------------------

The  following  constitutes  the  Schedule  13D  filed by the  undersigned  (the
"Schedule 13D").

Item 1.     Security and Issuer.
            --------------------

            This  statement  relates  to shares of the common  stock,  $.001 par value per share ("Common Stock"),  of Sporting Magic,  Inc. (the "Issuer").  The
Issuer's principal executive office is located at 6430 Cobble Lane, Harrison, TN
37341.

Item 2.     Identity and Background.
            ------------------------

            Items  2(a),  2(b) and 2(c) - This  Statement  is  jointly  filed by
William B. Hensley and the William B. III and Cindy S. Hensley Living Trust (the
"Hensley Trust").  Each of the foregoing is referred to as a "Reporting  Person"
and collectively as the "Reporting Persons."

            Mr.  Hensley is the Chief  Executive  Officer  and a Director of the
Issuer and his principal  business address is c/o Blue Sky Graphics,  Inc., 1295
Vernon Street, Wabash, Indiana 46992.

            The Hensley Trust is a living trust  organized under the laws of the
State of Indiana. Mr. Hensley is the trustee of the Hensley Trust.

            Item  2(d) -  During  the last  five  years,  none of the  Reporting
Persons  have  been  convicted  in  a  criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item  2(e) -  During  the last  five  years,  none of the  Reporting
Persons have been a party to a civil proceeding of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item  2(f) - Mr.  Hensley  is a  citizen  of the  United  States  of
America.  The Hensley  trust is a living trust  organized  under the laws of the
State of Indiana.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On February 1, 2002, the Issuer, Buddy Young, previously the largest stockholder of the Issuer, Next, Inc., a Delaware corporation,  ("Next"),  Danny
F. Cooke and the  Reporting  Persons  (which with Mr. Cooke  comprised  the sole
common   stockholders   of  Next  and  are  referred  to  herein  as  the  "Next
Stockholders"),  consummated  a "reverse  acquisition"  pursuant  to an Exchange
Agreement, whereby the Issuer issued (1) 3,000,000 shares of Common Stock to Mr.
Cooke in exchange for his 3,000,000  shares of Next's  common  stock,  par value
$0.0001 per share (the "Next  Common  Stock"),  (2)  1,500,000  shares of Common
Stock to Mr. Hensley in exchange for his 1,500,000  shares of Next Common Stock, and (3)  1,500,000  shares of Common Stock to the Hensley  Trust in exchange for its  1,500,000  shares of Next Common Stock (the  "Exchange").  These  6,000,000
shares of Next Common Stock  transferred by the Next Stockholders to the Issuer, pursuant to the Exchange, constituted all of the common equity of Next.

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CUSIP No. 84916X 20 3                   13D        Page 5 of 11 pages
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            As part of the Exchange,  the Issuer also agreed to seek stockholder approval to create blank check preferred stock and then promptly create a series of voting  preferred  stock (the "Issuer  Preferred  Stock") into which each 100 outstanding  shares of Next's  Series A Preferred  Stock,  par value $0.0001 per share (the "Next Preferred Stock"),  shall  automatically  convert.  Each of Mr.
Hensley and the Hensley Trust  presently own 1,750,000  shares of Next Preferred
Stock,  respectively,  which will  automatically  convert  into an  aggregate of
35,000  shares  of Issuer  Preferred  Stock  upon the  creation  of such  Issuer
Preferred Stock.

            Upon the closing of the Exchange (the "Closing"),  the Issuer's then existing Board of Directors,  consisting of Buddy Young, L. Stephen Albright and
Dennis Spiegelman,  resigned and caused Ronald Metz, G. Michael Cross, Salvatore
Geraci and  Messrs.  Hensley  and Cooke to  succeed  them in such  capacity.  In addition,  Mr.  Young and Mr.  Albright  resigned as  executive  officers of the
Issuer.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting  Persons  consummated the Exchange in order to combine the operations of Next with the Issuer, a reporting company under the Securities
Exchange Act of 1934, as amended.  In addition,  the Reporting  Persons acquired the shares of Common Stock based on the belief that the shares at current market prices are  undervalued  and  represent an  attractive  investment  opportunity.
Depending  upon  overall  market  conditions,   other  investment  opportunities
available to the Reporting  Persons,  and the  availability  of shares of Common
Stock at prices that would make the purchase of additional shares desirable, the
Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private  transactions  or  otherwise,  on such terms and at such times as the
Reporting Persons may deem advisable.

            As stated above, upon the Closing,  the Issuer's then existing Board of  Directors,  consisting  of Buddy  Young,  L.  Stephen  Albright  and  Dennis
Spiegelman,  resigned and caused Ronald Metz, G. Michael Cross, Salvatore Geraci and Messrs. Hensley and Cooke to succeed them in such capacity. In addition, Mr.
Young and Mr.  Albright  resigned as executive  officers of the Issuer.  The new
Board of  Directors  subsequently  elected  Mr.  Cooke to serve as the  Issuer's
Chairman and  President,  Mr.  Hensley to serve as the Issuer'  Chief  Executive
Officer and Charles  Thompson to serve as the Issuer's Chief Financial  Officer,
Treasurer and Secretary.

            The  Reporting  Persons are planning to cause the Issuer to file and distribute,  as  soon as  practicable,  a proxy  statement  seeking  stockholder approval  to: (1) amend the Issuer's  certificate  of  incorporation  to amongst other  things (a) change  the name of the  Issuer to Next,  Inc.  and (b) create blank check preferred stock;  (2) adopt an employee  incentive stock option plan and (3) ratify the Issuer's newly appointed  independent  accountants.  Upon the creation of such blank check preferred  stock,  the Reporting  Persons intend to cause  the  Issuer  to create a series of  voting  preferred  stock  that  earns dividends  (payable in Common Stock) at the rate of 10% per annum and into which each 100 outstanding shares of Next Preferred Stock shall automatically convert.

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CUSIP No. 84916X 20 3                   13D        Page 6 of 11 pages
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            The Reporting  Persons also intend, in the near future, to cause the
Issuer to consummate strategic  acquisitions through the issuance of both Common and Issuer Preferred Stock.

            Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5(a) - Mr. Hensley beneficially owns 3,000,000 shares of Common
Stock,  constituting  approximately  31.6% of the  Issuer's  outstanding  Common
Stock. Mr. Hensley's total number of shares  beneficially  owned is comprised of the  1,500,000  shares of Common Stock issued to him as part of the Exchange and the 1,500,000  shares of Common Stock issued to the Hensley Trust as part of the
Exchange and for which Mr. Hensley serves as trustee.  Mr. Hensley's  percentage of  beneficial  ownership  was arrived at by dividing his total number of shares beneficially  owned  (3,000,000)  by 9,489,225,  which  represents the 6,000,000 shares  of  Common  Stock  acquired  by the  Next  Stockholders  as  part of the
Exchange,  the 1,959,411 shares of Common Stock issued to financial  consultants under the  Exchange  Agreement,  the 764,907  shares of Common  Stock  issued to common  stockholders as part of a two-for-one stock split declared by the Issuer on  December  21,  2001 and the  764,907  shares of  Common  Stock  reported  as outstanding  in the  Issuer's  Quarterly  report on Form  10-QSB  for the fiscal quarter  ended  November  30,  2001,  filed  with the  Securities  and  Exchange
Commission January 4, 2002.

            As the holders of the Issuer Preferred Stock are anticipated to have the right to vote with the holders of Common  Stock,  upon the  issuance of such
Issuer Preferred Stock, Mr. Hensley will  beneficially  control 3,035,000 votes, or 31.7% of the  Issuer's  voting  stock.  Mr.  Hensley's  total number of votes beneficially  controlled  is comprised of the  1,500,000  shares of Common Stock issued to him as part of the  Exchange,  the  1,500,000  shares of Common  Stock issued to the Hensley  Trust as part of the Exchange  and for which Mr.  Hensley serves as trustee,  the 17,500 shares of Issuer  Preferred  Stock into which Mr.
Hensley's 1,750,000 shares of Next Preferred Stock shall  automatically  convert upon the creation of the Issuer  Preferred Stock and the 17,500 shares of Issuer
Preferred  Stock  into  which  the  Hensley  Trust's  1,750,000  shares  of Next
Preferred  Stock shall  automatically  convert  upon the  creation of the Issuer
Preferred Stock. Mr. Hensley's percentage of beneficial ownership was arrived at by dividing his total number of votes  beneficially  controlled  (3,035,000)  by
9,569,660,  which  represents the 80,435 shares of Issuer  Preferred  Stock into
which  the  8,043,000   outstanding   shares  of  Next  Preferred   Stock  shall
automatically  convert upon the  creation of such Issuer  Preferred  Stock,  the
6,000,000  shares of Common Stock acquired by the Next  Stockholders  as part of the  Exchange,  the  1,959,411  shares  of  Common  Stock  issued  to  financial consultants  under the Exchange  Agreement,  the 764,907  shares of Common Stock issued to common  stockholders as part of a two-for-one  stock split declared by the Issuer on December 21, 2001 and the 764,907  shares of Common Stock reported as  outstanding in the Issuer's  Quarterly  report on Form 10-QSB for the fiscal quarter  ended  November  30,  2001,  filed  with the  Securities  and  Exchange
Commission January 4, 2002.

            The  Hensley  Trust  beneficially  owns  1,500,000  shares of Common
Stock,  constituting  approximately  15.8% of the  Issuer's  outstanding  Common
Stock.  The Hensley Trust's total number of shares  beneficially  owned by it is comprised solely of the 1,500,000 shares of

----------------------------------                ------------------------------
CUSIP No. 84916X 20 3                   13D        Page 7 of 11 pages
----------------------------------                ------------------------------

Common  Stock  issued  to it as  part  of  the  Exchange.  The  Hensley  Trust's percentage of  beneficial  ownership was arrived at by dividing its total number of shares  beneficially  owned  (1,500,000) by 9,489,225,  which  represents the
6,000,000  shares of Common Stock acquired by the Next  Stockholders  as part of the  Exchange,  the  1,959,411  shares  of  Common  Stock  issued  to  financial consultants  under the Exchange  Agreement,  the 764,907  shares of Common Stock issued to common  stockholders as part of a two-for-one  stock split declared by the Issuer on December 21, 2001 and the 764,907  shares of Common Stock reported as  outstanding in the Issuer's  Quarterly  report on Form 10-QSB for the fiscal quarter  ended  November  30,  2001,  filed  with the  Securities  and  Exchange
Commission January 4, 2002.

            When giving  effect to the issuance of the Issuer  Preferred  Stock, the Hensley Trust will  beneficially  control  1,517,500  votes, or 15.9% of the
Issuer's voting stock.  The Hensley  Trust's total number of votes  beneficially controlled is comprised of the 1,500,000  shares of Common Stock issued to it as part of the Exchange and the 17,500 shares of Issuer  Preferred Stock into which its 1,750,000  shares of Next Preferred Stock shall  automatically  convert upon the creation of the Issuer Preferred  Stock.  The Hensley Trust's  percentage of beneficial  ownership  was  arrived  at by  dividing  its total  number of votes beneficially  controlled  (1,517,500) by 9,569,660,  which represents the 80,435 shares of Issuer Preferred Stock into which the 8,043,000  outstanding shares of
Next  Preferred  Stock shall  automatically  convert  upon the  creation of such
Issuer  Preferred  Stock,  the 6,000,000  shares of Common Stock acquired by the
Next Stockholders as part of the Exchange,  the 1,959,411 shares of Common Stock issued to financial consultants under the Exchange Agreement, the 764,907 shares of Common Stock issued to common  stockholders  as part of a  two-for-one  stock split  declared  by the Issuer on December  21,  2001 and the 764,907  shares of
Common Stock reported as outstanding  in the Issuer's  Quarterly  report on Form
10-QSB for the fiscal quarter ended November 30, 2001, filed with the Securities and Exchange Commission January 4, 2002.

            The Reporting  Persons  beneficially  own 3,000,000 shares of Common
Stock,  constituting  approximately  31.6% of the  Issuer's  outstanding  Common
Stock.  The  Reporting  Persons'  total number of shares  beneficially  owned is comprised  solely of the 3,000,000 shares of Common Stock issued to them as part of the Exchange.  The Reporting Persons' percentage of beneficial  ownership was arrived  at  by  dividing  their  total  number  of  shares  beneficially  owned
(3,000,000) by 9,489,225,  which represents the 6,000,000 shares of Common Stock acquired by the Next Stockholders as part of the Exchange,  the 1,959,411 shares of Common Stock issued to financial  consultants  under the Exchange  Agreement, the 764,907  shares of Common Stock issued to common  stockholders  as part of a two-for-one  stock split  declared  the by Issuer on  December  21, 2001 and the
764,907 shares of Common Stock reported as outstanding in the Issuer's Quarterly report on Form 10-QSB for the fiscal quarter ended November 30, 2001, filed with the Securities and Exchange Commission January 4, 2002.

            When giving  effect to the issuance of the Issuer  Preferred  Stock, the Reporting Persons will beneficially control 3,035,000 votes, or 31.7% of the
Issuer's voting stock. The Reporting Persons' total number of votes beneficially controlled is comprised of the  3,000,000  shares of Common Stock issued to them as part of the Exchange  and the 35,000  shares of Issuer  Preferred  Stock into which their 3,500,000 shares of Next Preferred Stock shall automatically convert upon  the  creation  of the  Issuer  Preferred  Stock.  The  Reporting  Persons'
percentage of  beneficial  ownership was arrived at by dividing its total number of votes beneficially controlled

----------------------------------                ------------------------------
CUSIP No. 84916X 20 3                   13D        Page 8 of 11 pages
----------------------------------                ------------------------------

(3,035,000) by 9,569,660, which represents the 80,435 shares of Issuer Preferred
Stock into which the 8,043,000  outstanding shares of Next Preferred Stock shall automatically  convert upon the  creation of such Issuer  Preferred  Stock,  the
6,000,000  shares of Common Stock acquired by the Next  Stockholders  as part of the  Exchange,  the  1,959,411  shares  of  Common  Stock  issued  to  financial consultants  under the Exchange  Agreement,  the 764,907  shares of Common Stock issued to common  stockholders as part of a two-for-one stock split declared the by Issuer on December 21, 2001 and the 764,907  shares of Common Stock  reported as  outstanding in the Issuer's  Quarterly  report on Form 10-QSB for the fiscal quarter  ended  November  30,  2001,  filed  with the  Securities  and  Exchange
Commission January 4, 2002.

            Item 5(b) - Mr. Hensley  maintains sole voting and dispositive power with  respect  to all  3,000,000  shares  of  Common  Stock  he is  reported  to beneficially own.

            The Hensley Trust maintains sole voting and  dispositive  power with respect to all 3,000,000  shares of Common Stock it is reported to  beneficially own.

            The Reporting  Persons  maintain sole voting and  dispositive  power with  respect  to all  3,000,000  shares of Common  Stock they are  reported  to beneficially own.

            Item 5(c) - Item 3 lists all  transactions  in the  Issuer's  Common
Stock in the last 60 days by the Reporting Persons.

            Item 5(d) - No person other than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

            Item 5(e) - Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            --------------------------------------------------------
            With Respect to Securities of the Issuer.
            -----------------------------------------

            The  information  set forth in Item 3 hereof  concerning  agreements with respect to securities of the Issuer is incorporated herein by reference.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

                        Exhibit No.      Description
                        -----------      -----------

                        99.1             The Exchange Agreement,  dated December
                                         21, 2001, by and among Sporting  Magic,
                                         Inc., Buddy Young, Next, Inc., Danny F.
                                         Cooke,   William  B.  Hensley  and  the
                                         William  B. III and  Cindy  S.  Hensley
                                         Living Trust.

----------------------------------                ------------------------------
CUSIP No. 84916X 20 3                   13D        Page 9 of 11 pages
----------------------------------                ------------------------------

                        99.2             Amendment   No.   1  to  the   Exchange
                                         Agreement,  dated July 18,  2002 by and
                                         among  Sporting  Magic,   Inc.,   Buddy
                                         Young,  Next,  Inc.,  Danny  F.  Cooke,
                                         William B.  Hensley  and the William B.
                                         III and Cindy S. Hensley Living Trust.

                        99.3             Amendment   No.   2  to  the   Exchange
                                         Agreement,  dated  February 1, 2002, by
                                         and among Sporting Magic,  Inc.,  Buddy
                                         Young,  Next,  Inc.,  Danny  F.  Cooke,
                                         William B.  Hensley  and the William B.
                                         III and Cindy S. Hensley Living Trust.

----------------------------------                ------------------------------
CUSIP No. 84916X 20 3                   13D        Page 10 of 11 pages
----------------------------------                ------------------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:                  February 11, 2002

                                         /s/ William B. Hensley
                                         ---------------------------------------
                                         William B. Hensley

                                         THE WILLIAM B. III AND CINDY S.
                                         HENSLEY LIVING TRUST

                                         By: /s/ William B. Hensley
                                             -----------------------------------
                                               William B. Hensley, Trustee

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CUSIP No. 84916X 20 3                   13D        Page 11 of 11 pages
----------------------------------                ------------------------------

                             JOINT FILING AGREEMENT
                             ----------------------

In accordance with Rule 13d-1(k)(1)  under the Securities  Exchange Act of 1934, as amended,  the persons named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  February  11,  2002  (including amendments thereto) with respect to the Common Stock of Sporting Magic, Inc.

Dated:  February 11, 2002

                                         /s/ William B. Hensley
                                         ---------------------------------------
                                         William B. Hensley

                                         THE WILLIAM B. III AND CINDY S.
                                         HENSLEY LIVING TRUST

                                         By: /s/ William B. Hensley
                                             -----------------------------------
                                               William B. Hensley, Trustee